

May 26, 2011

<u>Via U.S. Mail and Facsimile 610.832.4919</u>

Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

>   **Re: Brandywine Realty Trust**
>   **Form 10-K for fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 1-9106**
>
>   **Brandywine Operating Partnership, L.P.**
>   **Form 10-K for fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 0-24407**

Dear Mr. Sipzner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both the company and your operating partnership.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

2010 Transactions

Real Estate Acquisitions/Dispositions, page 8

1. In future Exchange Act periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Item 2. Properties

Properties, page 28

2. Based on your footnote disclosure, it does not appear that the average annualized base rent per square foot disclosure accounts for concessions, abatements, and reimbursements. In future Exchange Act periodic reports, please revise to quantify the effective rent after subtracting the adjustments from contractual rents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

3. We note you have not included disclosure regarding your FFO. Please advise us whether you consider FFO a key performance indicator. We may have further comment.

Factors that May Influence Future Results of Operations

Financial and Operating Performance, page 43

4. We note your discussion under this subheading regarding risks to your ongoing operations resulting from tenant lease expirations/non-renewals. In future Exchange Act periodic reports, please expand your disclosure in this section, as well as the narrative accompanying your table disclosure of lease expirations beginning on page 35, to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Critical Accounting Policies and Estimates, page 44

Revenue Recognition

5.   You disclose to the extent the tenant funds improvements that you consider to be landlord assets you treat them as deferred revenue and amortize those amounts to revenue over the lease term. Please tell us your basis in GAAP for your accounting treatment.

Results of Operations, page 49

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009, page 49

6.   In future Exchange Act periodic reports, please revise your introductory narrative in this section to explain in greater detail how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

7.   We note that as of December 31, 2010, you manage your portfolio within seven reportable segments. Please tell us why the discussion of your results of operations does not address the performance of your segments given that is how you manage your portfolio. Refer to SEC Interpretive Release No. 33-8350.

Comparison of twelve-months ended December 31, 2010 to the twelve months-ended December 31, 2009, page 50

8.   In future Exchange Act periodic reports, please include a summary of your leasing activity for the reporting period. Please include in that summary a discussion of leasing costs, including leasing commissions and tenant improvement costs on a per square foot basis.

9.   Your tabular disclosure of property portfolio total revenue and property-related expenses calculates the amount "Subtotal," which equals net operating income disclosed elsewhere in your filing. Please tell us how your disclosure complies with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to provide such information.

Liquidity and Capital Resources of the Parent Company, page 60

10.   In future Exchange Act periodic reports, with respect to your continuous equity Offering Program, please disclose the gross proceeds or, alternatively, the average price per share and also explain in greater detail the use of proceeds by the operating partnership for sales in the reporting period. In addition, please clarify the amount still available under the program.

Item 15. Exhibits and Financial Statement Schedules

(a) 1. and 2. Financial Statements and Schedules

Notes to Consolidated Financial Statements, page F-15

2. Summary of Significant Accounting Policies, page F-15

Purchase Price Allocation, page F-16

11.   We note that you amortize below-market lease values over the non-cancellable term
        including any fixed-rate renewal periods. Please tell us how you determine the likelihood
        that a lessee will execute a below-market lease renewal, and how you consider the
        likelihood, if at all, in determining the amortization period.

Construction in Progress, page F-17

12.   Regarding the internal direct construction costs capitalized, in future periodic filings
        please disaggregate the amounts between development, redevelopment and ongoing
        tenant improvement projects. Please also tell us the amount of salaries capitalized in
        each of these categories, and if material, include in future periodic filings.

Accounting Pronouncements Adopted During 2010, page F-24

13.   We note your discussion of the three entities that have been deconsolidated due to the
        amended guidance for the consolidation of variable interest entities and your conclusion
        that the partners have shared power in these ventures. Please clarify what happens in
        situations where the parties do not agree and whether contractually one of the parties has
        the ability to break any deadlock.

7. Debt Obligations, page F-34

14.   We note your guaranteed exchangeable notes are exchangeable for cash or common
        shares for the remainder of the exchange value in excess of the principal amount. Please
        clarify for us and disclose in future periodic filings whether the election to issue cash or
        shares is at your option.

(a) 3. Exhibits

Exhibits 23.1 and 23.2

15.   Please confirm to us that you have signed copies of the consents from your independent
        registered public accounting firm related to the registration statements listed. In future

periodic reports, please ensure that you have included a designation illustrating that your auditors have signed the consents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding the comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Mike McTiernan, Assistant Director at 202.551.3852 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant